

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

Via E-mail
Mr. Wen Yan Wang
Chief Financial Officer
Sunrise Real Estate Group, Inc.
Suite 701, No. 333, Zhaojiabang Road
Shanghai, People's Republic of China, 200032

      Re: Sunrise Real Estate Group, Inc.
                Item 4.02 8-K
                Filed August 17, 2012
                File No. 000-32585

Dear Mr. Wang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Eric McPhee

                       Eric McPhee
                       Staff Accountant